               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                          SEC File No. 33-1381-D


                          NOTIFICATION OF LATE FILING
(Check one)
[ X ] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form N-SAR

                     For Period Ended:   December 31, 2000
                                         -----------------

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition report on form N-SAR

                For the Transition Period Ended: ______________

     Read Attached Instruction sheet before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:    EUROGAS, INC
                        --------------------------------------------------------
                              [COMPANY NAME]

Former Name if Applicable:
                          ------------------------------------------------------

- --------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number):
                                                          ----------------------

                            Kartnerring 5-7/Top 3D
- -------------------------------------------------------------------------------
                               [COMPANY ADDRESS]


City, State and Zip code       1015 Vienna Austria
                        --------------------------------------------------------
                              [CITY, STATE, ZIP]

                                    PART II
                            RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.
(Check box if appropriate.)

[ X ] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant was delayed in obtaining the financial statements of its subsidiaries compiled by its accountants, causing a subsequent delay in the completion of the audit of the Registrant's financial statements.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Borre Dahl, Chief Financial Officer                   48 (22) 864.8981
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(Name)                                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                              [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                              [ X ] Yes  [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 EUROGAS, INC.
- --------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 2, 2001         By: /s/ Borre Dahl
     -------------------       -------------------------------------
                                 Borre Dahl, Chief Financial Officer

                         ATTACHMENT OF FORM 12B-25 FOR
                         -----------------------------

                                  EUROGAS, INC

                    PART IV (3) - EXPLANATION OF SIGNIFICANT
                        CHANGE IN RESULTS OF OPERATIONS


As a result of the Company's evaluation of its mineral interest properties, it recorded impairment of an estimated $25.9 Million relating to the TAKT property in Sakha Russia, the Messava and Trebisov properties in Slovakia, the Ukraine property, and the Beaver River property in Canada. Comparatively, impairment charges for the year ended December 31, 1999 were $7.2 Million. Results of consolidated operations for the year ended December 31, 2000, cannot yet be reasonably determined and compared with prior year results because accounting for the Company's various subsidiaries has not yet been completed.

                         Exhibit Pursuant to 12b-25(c)
                         -----------------------------


[LETTERHEAD OF HANSEN, BARNETT & MAXWELL]



                              March 30, 2001

EuroGas, Inc.
Kartnerring 5-7/Top 3D
1015 Vienna
Austria


We have not yet received supporting documentation from EuroGas, Inc. relating to certain accounting information. Accordingly, we are unable to complete our audit by March 30, 2001.



                              HANSEN, BARNETT & MAXWELL